ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors has approved, at the meeting held on this date, the payment of interest on capital to stockholders, in the amount of R$ 0.2693 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$ 0.228905 per share, except for the corporate stockholders able to prove that they are immune or exempt from such withholding, which will be made until April 30, 2024, as usually done by the Company, based on the final stockholding position recorded on September 18, 2023, with their shares traded ex-rights starting September 19, 2023.

For further information, please visit on www.itau.com.br/investor-relations as follows: Contact IR > IR Service.

São Paulo (SP), September 06, 2023.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence

Note: The amounts paid per share as interest on capital are the same for common (ITUB3) and preferred (ITUB4) shares.